UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 17, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 33.3.0032463-1

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON JUNE 17th, 2026

DATE, TIME AND PLACE: June 17th, 2026, at 10.00 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: Messrs. Walmir Urbano Kesseli, Elias de Matos Brito and Heloisa Belotti Bedicks, regular members of the Company’s Fiscal Council (“CF”) attended the meeting, either in person or by means of audio or videoconference. Mr. Leonardo Caiaffo Ferreira, Secretary, also attended the meeting. It is also registered the presence of Mr. Adrian Calaza, Chairman of the Board of Directors.

AGENDA: Evaluation of the payment proposal of the Company’s interest on shareholders’ equity (“IE”).

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee (“CAE”) of the Company, during discussions on the item of the Agenda. Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subject included on the Agenda, the Fiscal Council members registered their considerations and statements as follows:

Evaluation of the payment proposal of the Company’s interest on shareholders’ equity (“IE”).

Mrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), with the support of the Mr. Gustavo Baptista Alves, representative of the Tax Services area, made a brief introduction about the calculation methodology used for the payment of Interest on Equity ("IE") by the Company and presented the management proposal for the distribution as IE, as follows: (i) the distribution of profits in the amount of R$400,000,000.00 (four hundred million reais) at R$0.1674573219 (zero point one, six, seven, four, five, seven, three, two, one, nine cents) of gross value per share; (ii) payment will be made until July 22nd, 2026, without the application of any monetary restatement index; (iii) shall be considered the date June 22nd, 2026, to identify the shareholders entitled to receive such amounts. Therefore, the shares acquired after said date will be traded ex direito of IE distribution; and (iv) The withholding of Income Tax will be of 17.5% (seventeen point five percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation. The gross amount per share may be modified due to the variation in the number of treasury shares.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

June 17th, 2026

After the clarifications provided, the members of the Fiscal Council thanked and expressed their favorable opinion on the management proposal.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), June 17th, 2026.

LEONARDO CAIAFFO FERREIRA

Secretary

2

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 33.3.0032463-1

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, based on the information provided and the clarifications received by the Company's management, expressed their favorable opinion on the presentation, to the Board of Directors of the Company, of the proposal for the distribution as Interest on Shareholders’ Equity in the amount of R$400,000,000.00 (four hundred million reais) at R$0.1674573219 (zero point one, six, seven, four, five, seven, three, two, one, nine cents) of gross value per share, for payment to be made until July 22nd, 2026, without the application of any monetary restatement index, considering the date of June 22nd, 2026, to identify the shareholders entitled to receive such amounts.

Rio de Janeiro, June 17th, 2026.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	Elias de Matos Brito Member of the Fiscal Council

HELOISA BELOTTI BEDICKS Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: June 17, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer